Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alberto-Culver 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-138794) on Form S-8 of Alberto-Culver Company of our report dated June 30, 2008 with respect to the statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the Alberto-Culver 401(k) Savings Plan.

Chicago, IL

June 27, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.